UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 30, 2020
Commission File Number 001-15244
Credit Suisse Group AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland (Address of principal executive office)
Commission File Number 001-33434
Credit Suisse AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland (Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
On July 30, 2020, the Credit Suisse Financial Report 2Q20 was published. A copy of the Financial Report is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibits hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), (a) the sections of the attached Financial Report entitled “Investor information” and “Financial calendar and contacts” shall not be incorporated by reference into, or be deemed “filed”, with respect to any such Registration Statements, (b) the information under “Group and Bank differences” and any exhibits hereto or information contained therein which relate exclusively to Credit Suisse AG or the Bank shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856) and (c) the section of the attached Financial Report entitled “II – Treasury, risk, balance sheet and off-balance sheet – Capital management– Bank regulatory disclosures” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856).
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2019 (Credit Suisse 2019 20-F) filed with the SEC on March 30, 2020, the Group’s financial report for the first quarter of 2020 (Credit Suisse Financial Report 1Q20), filed with the SEC on Form 6-K on May 7, 2020, and the Group’s financial report for the second quarter of 2020 (Credit Suisse Financial Report 2Q20), filed with the SEC as Exhibit 99.1 hereto.
Credit Suisse AG, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. Credit Suisse AG’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2019 20-F, subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC, the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Operating and financial review and prospects
SEC regulations require that a discussion of the results for the first six months of the current year compared to the first six months of the previous year be included in registration statements relating to securities offerings. The following discussion of the Group’s results for the six months ended June 30, 2020 (6M20) compared to the six months ended June 30, 2019 (6M19) supplements, and should be read in conjunction with, the Group’s financial reports for the first and second quarters of 2020. The Credit Suisse Financial Report 2Q20, filed as Exhibit 99.1 hereto, includes unaudited financial statements for 6M20 and 6M19.
Credit Suisse includes the results of our reporting segments and the Corporate Center. The Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
Certain reclassifications have been made to prior periods to conform to the current presentation.
Overview of Results
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Credit Suisse
6M20 (CHF million)
Net revenues	3,013	2,776	2,089	3,531	885	(324)	11,970
Provision for credit losses	154	74	178	227	222	9	864
Compensation and benefits	989	1,191	810	1,262	594	64	4,910
Total other operating expenses	594	626	551	1,121	245	307	3,444
Total operating expenses	1,583	1,817	1,361	2,383	839	371	8,354
Income/(loss) before taxes	1,276	885	550	921	(176)	(704)	2,752
Income tax expense							281
Net income							2,471
Net income/(loss) attributable to noncontrolling interests							(5)
Net income attributable to shareholders							2,476
6M19 (CHF million)
Net revenues	2,855	2,786	1,767	3,025	810	(275)	10,968
Provision for credit losses	39	19	16	13	9	10	106
Compensation and benefits	967	1,161	798	1,274	630	233	5,063
Total other operating expenses	645	639	533	1,099	258	261	3,435
Total operating expenses	1,612	1,800	1,331	2,373	888	494	8,498
Income/(loss) before taxes	1,204	967	420	639	(87)	(779)	2,364
Income tax expense							678
Net income							1,686
Net income attributable to noncontrolling interests							0
Net income attributable to shareholders							1,686

Results summary
In 6M20, Credit Suisse reported net income attributable to shareholders of CHF 2,476 million compared to CHF 1,686 million in 6M19.
Net revenues of CHF 11,970 million increased 9% compared to 6M19, primarily reflecting higher net revenues in Global Markets, Asia Pacific and Swiss Universal Bank. 6M20 included negative net revenues of CHF 324 million in the Corporate Center, which beginning in 1Q19 included the impact of the Asset Resolution Unit.
Provision for credit losses of CHF 864 million was primarily driven by negative developments in our corporate lending portfolio, including increased drawdowns on loan commitments and the impact from the expected deterioration of macro-economic factors across multiple industries under the new current expected credit loss (CECL) methodology. We recorded provisions for credit losses of CHF 227 million in Global Markets, CHF 222 million in Investment Banking & Capital Markets, CHF 178 million in Asia Pacific, CHF 154 million in Swiss Universal Bank and CHF 74 million in International Wealth Management. The net increase in provision for credit losses of CHF 758 million from CHF 106 million in 6M19 was mainly related to an increase of CHF 214 million in Global Markets, CHF 213 million in Investment Banking & Capital Markets, CHF 162 million in Asia Pacific and CHF 115 million in Swiss Universal Banking.
Total operating expenses of CHF 8,354 million decreased 2% compared to 6M19, reflecting lower compensation and benefits, mainly due to lower salaries and variable compensation.
Income tax expense of CHF 281 million recorded in 6M20 mainly reflected the impact of the geographical mix of results, non-deductible funding costs and other tax adjustments of a recurring nature, partially offset by the impact of the re-assessment of the US base erosion and anti-abuse tax (BEAT) provision for 2019 of CHF 180 million, the impact of previously unrecognized tax benefits of CHF 157 million relating to the resolution of interest cost deductibility with and between international tax authorities and the impact of a change in US tax rules relating to federal net operating losses (NOLs), where federal NOLs generated in tax years 2018, 2019, or 2020 can be carried back for five years instead of no carry back before, and, in addition, where deductible interest expense limitations for the years 2019 and 2020 have been increased from 30% to 50% of adjusted taxable income for the year, which in aggregate resulted in a benefit of CHF 141 million. Additionally, the period was negatively impacted by shortfall tax charges on share-based compensation delivered in this period. Overall, net deferred tax assets decreased CHF 502 million to CHF 3,374 million as of the end of 6M20 compared to the end of 2019, primarily driven by the tax impact related to a credit spread widening on our fair valued option elected own debt instruments, foreign exchange impact, earnings and pension liabilities, partially offset by the recognition of deferred tax assets resulting from the aforementioned tax benefits in the US. Deferred tax assets on net operating losses decreased CHF 20 million to CHF 1,445 million during 6M20. The Credit Suisse effective tax rate was 10.2% in 6M20, compared to 28.7% in 6M19.
The US tax reform enacted in December 2017 introduced the BEAT tax regime, effective as of January 1, 2018, for which final regulations were issued by the US Department of Treasury on December 2, 2019. Following the publication of the 2019 financial results, Credit Suisse continued its analysis of the final regulations, resulting in a revision to the technical application of the prior BEAT estimate. This new information was not available or reasonably knowable at the time of the publication of the 2019 financial statements and resulted in a change of accounting estimate reflected in 6M20.
Segment results
In 6M20, Swiss Universal Bank reported income before taxes of CHF 1,276 million and net revenues of CHF 3,013 million. Compared to 6M19, net revenues increased 6%, mainly driven by higher transaction-based revenues, higher other revenues and slightly higher net interest income. Higher other revenues primarily reflected a revaluation gain of CHF 134 million relating to our equity investment in Pfandbriefbank reflected in Private Clients and a gain related to the completed transfer of the InvestLab fund platform to Allfunds Group of CHF 25 million reflected in Corporate & Institutional clients.
Net revenues in Private Clients increased 5% compared to 6M19, reflecting higher transaction-based revenues, increased net interest income and higher other revenues, partially offset by lower recurring commissions and fees. Transaction-based revenues increased 24%, mainly reflecting higher client activity and higher revenues from International Trading Solutions (ITS), partially offset by lower equity participations income, as 6M19 included a regular and a special dividend from our ownership interest in SIX Group totaling CHF 17 million. Net interest income increased 5% compared to 6M19, mainly reflecting stable loan margins on slightly higher average loans volumes and higher treasury revenues. Higher other revenues primarily reflected the Pfandbriefbank equity investment revaluation gain of CHF 134 million. In 6M19, other revenues included gains on the sale of real estate of CHF 117 million. Recurring commissions and fees decreased 4%, mainly due to lower revenues from our investment in Swisscard, partially offset by higher wealth structuring solution fees.
Net revenues in Corporate & Institutional Clients increased 6% compared to 6M19, primarily reflecting higher transaction-based revenues, higher other revenues and increased recurring commissions and fees. Transaction-based revenues increased 11%, primarily due to higher revenues from ITS, increased revenues from our Swiss investment banking business and higher brokerage and product issuing fees, partially offset by lower equity participations income as 6M19 included a regular and a special dividend from SIX Group totaling CHF 18 million, and lower fees from foreign exchange client business. Higher other revenues reflected the gain of CHF 25 million in 6M20 related to the completed transfer of the InvestLab fund platform. Recurring commissions and fees increased 4%, mainly driven by higher fees from lending activities, higher wealth structuring solution fees and slightly increased security account and custody services fees, partially offset by lower banking services fees. Net interest income was stable, mainly reflecting slightly lower loan margins on stable average loan volumes, offset by slightly higher treasury revenues.
In 6M20, we recorded a provision for credit losses of CHF 154 million compared to CHF 39 million recorded in 6M19. Provision for credit losses in 6M20 were related to the impact on our commodity trade finance and Swiss corporate portfolios from the expected deterioration of macro-economic factors under the new CECL methodology and our consumer finance business.
Total operating expenses decreased slightly compared to 6M19, mainly reflecting lower general and administrative expenses, partially offset by slightly higher compensation and benefits.
In 6M20, International Wealth Management reported income before taxes of CHF 885 million and net revenues of CHF 2,776 million. Net revenues were stable compared to 6M19, reflecting higher other revenues, offset by lower transaction- and performance-based revenues, slightly lower recurring commissions and fees and lower net interest income. Higher other revenues included a gain related to the completed transfer of the InvestLab fund platform of CHF 218 million reflected in Asset Management and Private Banking. 6M19 included gains on a partial sale of an economic interest in a third-party manager relating to a private equity investment reflected in transaction- and performance-based revenues in Asset Management.
Net revenues in Private Banking were stable compared to 6M19, mainly reflecting lower net interest income and slightly lower recurring commissions and fees, partially offset by slightly higher transaction- and performance-based revenues. 6M20 included a gain related to the completed transfer of the InvestLab fund platform of CHF 15 million and 6M19 included a gain on the sale of real estate of CHF 13 million, both reflected in other revenues. Net interest income decreased 4%, with lower deposit margins on slightly higher average deposit volumes and lower loan margins on slightly lower average loan volumes. Recurring commissions and fees decreased slightly, primarily driven by lower investment product management fees and lower discretionary mandate management fees, partially offset by higher fees from lending activities. Transaction- and performance-based revenues increased slightly, mainly driven by higher revenues from ITS and higher client activity, partially offset by losses on certain hedging activities of CHF 21 million and lower equity participations income as 6M19 included a regular and a special dividend from SIX Group totaling CHF 22 million.
Net revenues in Asset Management increased slightly compared to 6M19, reflecting higher investment and partnership income, partially offset by lower performance and placement revenues and lower management fees. Investment and partnership income increased, mainly driven by a gain related to the completed transfer of the InvestLab fund platform of CHF 203 million. 6M19 included gains on a partial sale of an economic interest in a third-party manager relating to a private equity investment. Performance and placement revenues decreased significantly, mainly due to investment-related losses in 6M20 compared to gains in 6M19. Management fees decreased 5%, mainly reflecting lower real estate-related transaction fees.
In 6M20, we recorded a provision for credit losses of CHF 74 million compared to CHF 19 million recorded in 6M19, mainly related to ship finance.
Total operating expenses were stable compared to 6M19, mainly reflecting slightly higher compensation and benefits, offset by slightly lower general and administrative expenses.
In 6M20, Asia Pacific reported income before taxes of CHF 550 million and net revenues of CHF 2,089 million. Compared to 6M19, net revenues increased 18%, driven by higher revenues in our Markets business, partially offset by higher provision for credit losses.
Net revenues in our Wealth Management & Connected business were stable compared to 6M19, mainly reflecting higher transaction-based revenues and a gain related to the completed transfer of the InvestLab fund platform of CHF 25 million reflected in other revenues, offset by lower advisory, underwriting and financing revenues. The increase in transaction-based revenues primarily reflected higher client activity and higher corporate advisory fees related to integrated solutions. The increase in net interest income was mainly due to higher treasury revenues and higher deposit margins on lower average deposit volumes, partially offset by slightly lower loan margins on lower average loan volumes. Recurring commissions and fees decreased mainly due to lower wealth structuring solutions and investment product management fees and fees from lending activities. The decrease in advisory, underwriting and financing revenues primarily reflected lower financing revenues, partially offset by higher structured equity origination and equity underwriting revenues. Financing revenues in 6M20 included unrealized mark-to-market losses of CHF 199 million, net of losses from hedges of CHF 31 million, on our fair valued lending portfolio.
Net revenues in our Markets business increased 54% compared to 6M19, reflecting higher fixed income and equity sales and trading revenues. Fixed income sales and trading revenues increased significantly primarily driven by higher revenues from structured products, emerging markets rates products and foreign exchange products. Equity sales and trading revenues increased mainly due to higher revenues from prime services and cash equities.
In 6M20, we recorded a provision for credit losses of CHF 178 million compared to CHF 16 million recorded in 6M19, primarily related to four single cases across various industries.
Total operating expenses increased 2% compared to 6M19, primarily due to higher commission expenses and slightly higher compensation and benefits expenses.
In 6M20, Global Markets reported income before taxes of CHF 921 million and net revenues of CHF 3,531 million. Net revenues increased 17% compared to 6M19, reflecting growth and increased client activity across fixed income sales and trading, equity sales and trading and underwriting. During the first half of the year, market conditions were characterized by high levels of volatility, widening of spreads, low interest rates and significant asset price moves as the COVID-19 outbreak spread.
Revenues from fixed income sales and trading of CHF 2,293 million increased 28% compared to 6M19, primarily reflecting improved macro and global credit products, partially offset by lower emerging markets revenues. Macro products revenues increased due to significantly improved performance in our rates and foreign exchange businesses. Global credit products revenues increased, reflecting significantly higher investment grade trading activity and stable leverage finance revenues. These increases were partially offset by lower emerging markets revenues, primarily reflecting lower financing and trading activity in Latin America, particularly in the first quarter. In addition, securitized products revenues decreased slightly, reflecting significantly lower non-agency trading activity, partially offset by significantly higher agency trading revenues.
Revenues from equity sales and trading of CHF 1,107 million increased 6% compared to 6M19, reflecting higher cash equities and equity derivatives revenues. Cash equities revenues increased, reflecting higher trading activity across regions. In addition, equity derivatives revenues increased, reflecting significantly higher flow and corporate derivatives trading activity, partially offset by lower structured derivatives revenues. These increases were partially offset by lower prime services revenues, primarily due to lower commissions in listed derivatives, partially offset by improved revenues from client financing.
Revenues from underwriting of CHF 426 million increased 12% compared to 6M19, reflecting higher debt and equity issuance volumes. Debt underwriting revenues increased, primarily due to higher investment grade revenues, partially offset by lower leveraged finance revenues. In addition, equity underwriting revenues increased, due to increased issuance activity.
In 6M20, we recorded a provision for credit losses of CHF 227 million compared to CHF 13 million recorded in 6M19. The increase in provision for credit losses was primarily driven by negative developments in our corporate lending portfolio, largely relating to the energy sector, which included increased drawdowns on loan commitments as well as the impact under the new CECL methodology.
Total operating expenses of CHF 2,383 million were stable compared to 6M19, reflecting slightly higher general and administrative expenses and stable compensation and benefits.
In 6M20, Investment Banking & Capital Markets reported a loss before taxes of CHF 176 million, compared to a loss before taxes of CHF 87 million for 6M19, reflecting a decline in client activity, mark-to-market losses on underwriting commitments and higher provisions for credit losses in our corporate lending portfolio in 1Q20, partially offset by a strong rebound in client activity across businesses, a partial recovery of mark-to-market losses incurred in 1Q20 and decreased provision for credit losses in our corporate lending portfolio during the second quarter. Net revenues of CHF 885 million increased 9% compared to 6M19, driven by increased revenues from equity underwriting and advisory, partially offset by lower revenues from debt underwriting. Compared to 6M19, advisory and other fees of CHF 337 million increased 13%, reflecting higher revenues from completed M&A transactions. Revenues from debt underwriting of CHF 347 million decreased 13%, primarily driven by lower leveraged finance client activity, partially offset by strong performance from investment grade debt issuance. Equity underwriting revenues of CHF 236 million increased 40%, driven by momentum in 2Q20 and reflecting an increase in follow-on activity and higher revenues from convertible transactions and strong IPO issuance activity.
In 6M20, we recorded a provision for credit losses of CHF 222 million compared to CHF 9 million recorded in 6M19. The increase in provision for credit losses was primarily driven by negative developments in our corporate lending portfolio, largely relating to the energy sector, which included increased drawdowns on loan commitments as well as the impact from the expected deterioration of macro-economic factors across multiple industries under the new CECL methodology.
Total operating expenses decreased 6% compared to 6M19, primarily reflecting lower compensation and benefits and lower general and administrative expenses. Compensation and benefits of CHF 594 million decreased 6%, mainly driven by lower salary expenses. General and administrative expenses of CHF 237 million decreased 6%, primarily driven by lower expenses related to real estate disposals and lower allocated corporate function costs, partially offset by increased litigation provisions.
Corporate Center reported a loss before taxes of CHF 704 million in 6M20 compared to CHF 779 million in 6M19. Negative net revenues of CHF 324 million increased CHF 49 million compared to negative net revenues of CHF 275 million in 6M19, reflecting higher negative revenues related to the Asset Resolution Unit and lower other revenues, partially offset by decreased negative treasury results. Negative treasury results of CHF 313 million in 6M20 primarily reflected losses of CHF 286 million with respect to structured notes volatility, mainly relating to own credit spread movements, mostly in March, amid continued market volatility surrounding the COVID-19 pandemic and central bank stimulus announcements, and negative revenues of CHF 134 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. Negative revenues and losses were partially offset by gains of CHF 96 million relating to fair value option volatility on own debt. In 6M19, negative treasury results of CHF 326 million primarily reflected losses of CHF 292 million with respect to structured notes volatility, mainly relating to interest rate movements, and negative revenues of CHF 152 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. Negative revenues and losses were partially offset by gains of CHF 79 million relating to hedging volatility and gains of CHF 45 million relating to fair value option volatility on own debt.
In the Asset Resolution Unit, we reported negative net revenues of CHF 96 million in 6M20 compared to CHF 59 million in 6M19. Compared to 6M19, the movement was primarily driven by lower revenues from portfolio assets.
Other revenues of CHF 85 million decreased CHF 25 million compared to 6M19, mainly reflecting a negative valuation impact from long-dated legacy deferred compensation and retirement programs and a valuation adjustment on a legacy exposure, partially offset by the elimination of losses from trading in own shares compared to the elimination of gains in 6M19.
In 6M20, we recorded provision for credit losses of CHF 9 million compared to CHF 10 million in 6M19. The provision for credit losses in 6M19 was primarily related to the Asset Resolution Unit.
Total operating expenses decreased CHF 123 million compared to 6M19, mainly reflecting a decrease in compensation and benefits. Compensation and benefits of CHF 64 million decreased CHF 169 million, primarily due to lower deferred compensation expenses from prior-year awards, lower compensation and benefits related to the Asset Resolution Unit and lower expenses for long-dated legacy deferred compensation and retirement programs. General and administrative expenses of CHF 264 million increased CHF 35 million, primarily reflecting the impact of corporate function allocations and higher expenses related to legacy litigation provisions, partially offset by lower general and administrative expenses related to the Asset Resolution Unit.

Group and Bank differences
The business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets and Investment Banking & Capital Markets. Certain Corporate Center activities of the Group, such as hedging activities relating to share-based compensation awards, are not applicable to the Bank. Certain other assets, liabilities and results of operations, primarily relating to Credit Suisse Services AG (our Swiss service company) and its subsidiary, are managed as part of the activities of the Group’s segments. However, they are legally owned by the Group and are not part of the Bank’s consolidated financial statements.
For further information on the differences between the Group and the Bank, refer to “Note 33 – Subsidiary guarantee information” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q20.
Comparison of consolidated statements of operations
	Bank		Group		Bank		Group
in	2Q20	2Q19	2Q20	2Q19	6M20	6M19	6M20	6M19
Statements of operations (CHF million)
Net revenues	6,230	5,676	6,194	5,581	12,015	11,111	11,970	10,968
Total operating expenses	4,449	4,381	4,347	4,254	8,573	8,744	8,354	8,498
Income before taxes	1,489	1,270	1,551	1,302	2,582	2,261	2,752	2,364
Net income	1,119	931	1,160	937	2,338	1,560	2,471	1,686
Net income attributable to shareholders	1,121	927	1,162	937	2,334	1,553	2,476	1,686
Comparison of consolidated balance sheets
	Bank		Group
end of	2Q20	4Q19	2Q20	4Q19
Balance sheet statistics (CHF million)
Total assets	831,489	790,459	828,480	787,295
Total liabilities	781,449	743,696	781,629	743,581
Capitalization and indebtedness
	Bank		Group
end of	2Q20	4Q19	2Q20	4Q19
Capitalization and indebtedness (CHF million)
Due to banks	18,018	16,742	18,018	16,744
Customer deposits	390,093	384,950	388,995	383,783
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	30,683	27,641	30,589	27,533
Long-term debt	168,554	151,000	169,426	152,005
All other liabilities	174,101	163,363	174,601	163,516
Total liabilities	781,449	743,696	781,629	743,581
Total equity	50,040	46,763	46,851	43,714
Total capitalization and indebtedness	831,489	790,459	828,480	787,295

BIS capital metrics
	Bank		Group
end of	2Q20	4Q19	2Q20	4Q19
Capital and risk-weighted assets (CHF million)
CET1 capital	42,231	41,933	37,346	36,774
Tier 1 capital	55,606	54,024	51,681	49,791
Total eligible capital	58,525	56,958	54,600	52,725
Risk-weighted assets	299,789	290,843	299,293	290,463
Capital ratios (%)
CET1 ratio	14.1	14.4	12.5	12.7
Tier 1 ratio	18.5	18.6	17.3	17.1
Total capital ratio	19.5	19.6	18.2	18.2
4Q19 amounts are shown on a look-through basis.
Condensed consolidated financial statements
Group
Refer to III –Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 1Q20 and Credit Suisse Financial Report 2Q20.
Bank
The Bank’s condensed consolidated financial statements – unaudited as of and for the six months ended June 30, 2020 and 2019 are attached as Exhibit 99.2 to this Form 6-K.

Exhibits
No. Description
23.1 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm (Credit Suisse Group AG)
23.2 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm (Credit Suisse AG)
99.1 Credit Suisse Financial Report 2Q20
99.2 Credit Suisse (Bank) Financial Statements 6M20
101.1 Interactive data files (XBRL-related documents) (Group and Bank)
104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)
Date: July 30, 2020
By:
/s/ Thomas Gottstein                                 /s/ David R. Mathers
      Thomas Gottstein                                       David R. Mathers
      Chief Executive Officer                               Chief Financial Officer